Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash	$120,580	$115,705
Accounts receivable	319,349	293,682
Income tax recoverable	38,732	38,087
Inventory	25,577	24,136
Total current assets	504,238	471,610
Non-current assets:
Property, plant and equipment	3,546,913	3,641,889
Intangibles	3,260	3,316
Goodwill	207,125	207,399
Total non-current assets	3,757,298	3,852,604
Total assets	$4,261,536	$4,324,214

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$255,346	$240,736
Total current liabilities	255,346	240,736
Non-current liabilities:
Share based compensation (Note 6)	13,640	27,387
Provisions and other	12,257	12,421
Long-term debt (Note 3)	1,892,739	1,906,934
Deferred tax liabilities	150,347	174,618
Total non-current liabilities	2,068,983	2,121,360
Shareholders’ equity:
Shareholders’ capital (Note 4)	2,319,293	2,319,293
Contributed surplus	40,070	38,937
Deficit	(575,182)	(552,568)
Accumulated other comprehensive income (Note 5)	153,026	156,456
Total shareholders’ equity	1,937,207	1,962,118
Total liabilities and shareholders’ equity	$4,261,536	$4,324,214

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2017	2016
Revenue	$345,800	$301,727

Expenses:
Operating	236,206	171,837
General and administrative	25,286	27,187
Restructuring	–	3,439
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange and depreciation and amortization	84,308	99,264
Depreciation and amortization	97,163	95,249
Operating earnings (loss)	(12,855)	4,015
Foreign exchange	47	7,581
Finance charges (Note 7)	32,982	36,237
Gain on repurchase of unsecured senior notes	–	(4,873)
Loss before income taxes	(45,884)	(34,930)
Income taxes:
Current	890	(2,964)
Deferred	(24,160)	(12,083)
	(23,270)	(15,047)
Net loss	$(22,614)	$(19,883)
Net loss per share: (Note 8)
Basic	$(0.08)	$(0.07)
Diluted	$(0.08)	$(0.07)
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2017	2016
Net loss	$(22,614)	$(19,883)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(18,554)	(154,098)
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax	15,124	125,473
Comprehensive loss	$(26,044)	$(48,508)
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2017	2016
Cash provided by (used in):
Operations:
Net loss	$(22,614)	$(19,883)
Adjustments for:
Long-term compensation plans	2,933	7,524
Depreciation and amortization	97,163	95,249
Gain on repurchase of unsecured senior notes	–	(4,873)
Foreign exchange	48	7,983
Finance charges	32,982	36,237
Income taxes	(23,270)	(15,047)
Other	(170)	(378)
Income taxes paid	(1,050)	(5,767)
Income taxes recovered	332	–
Interest paid	(1,908)	(8,031)
Interest received	1,213	579
Funds provided by operations	85,659	93,593
Changes in non-cash working capital balances	(51,889)	18,581
	33,770	112,174
Investments:
Purchase of property, plant and equipment	(22,092)	(27,161)
Proceeds on sale of property, plant and equipment	2,218	2,157
Changes in non-cash working capital balances	(8,391)	(26,109)
	(28,265)	(51,113)
Financing:
Repurchase of unsecured senior notes	–	(8,409)
Debt issue costs	(341)	–
Issuance of common shares on the exercise of options	–	190
	(341)	(8,219)
Effect of exchange rate changes on cash and cash equivalents	(289)	(21,245)
Increase in cash and cash equivalents	4,875	31,597
Cash and cash equivalents, beginning of period	115,705	444,759
Cash and cash equivalents, end of period	$120,580	$476,356
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 5)	Deficit	Total equity
Balance at January 1, 2017	$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period	–	–	–	(22,614)	(22,614)
Other comprehensive loss for the period	–	–	(3,430)	–	(3,430)
Share based compensation expense (Note 6)	–	1,133	–	–	1,133
Balance at March 31, 2017	$2,319,293	$40,070	$153,026	$(575,182)	$1,937,207

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2016	$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period	–	–	–	(19,883)	(19,883)
Other comprehensive loss for the period	–	–	(28,625)	–	(28,625)
Share options exercised	294	(104)	–	–	190
Share based compensation expense (Note 6)	–	1,209	–	–	1,209
Balance at March 31, 2016	$2,316,615	$36,905	$137,476	$(416,896)	$2,074,100
See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION
(a) Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2016.
These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2016.
These condensed consolidated interim financial statements were approved by the Board of Directors on April 21, 2017.
(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 41% (2016 - 45%) of consolidated total assets as at March 31, 2017 and 52% (2015 - 41%) of consolidated revenue for the three months ended March 31, 2017. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.
(c) Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective
IFRS 15, Revenue from Contracts with Customers, becomes effective for annual reporting periods beginning on or after January 1, 2018. The Corporation has made progress in its determination of performance obligations in its drilling and well servicing contracts and is currently evaluating the performance obligations for its other revenue streams. At this point, the Corporation has not determined the impact that the implementation of this new standard will have on its financial statements.
(d) Reclassification of prior period amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

NOTE 3. LONG-TERM DEBT
	March 31,	December 31,
	2017	2016
Senior Credit Facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$371.8 million)	495,247	499,150
6.5% senior notes due 2021 (US$318.6 million)	424,472	427,818
7.75% senior notes due 2023 (US$350.0 million)	466,270	469,945
5.25% senior notes due 2024 (US$400.0 million)	532,880	537,080
	1,918,869	1,933,993
Less net unamortized debt issue costs	(26,130)	(27,059)
	$1,892,739	$1,906,934

On January 20, 2017 we agreed with the lenders of our Senior Credit Facility to reduce the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio to greater than 1.25:1 for the periods ending March 31, June 30 and September 30, 2017.  For the periods ending December 31, 2017 and March 31, 2018 the ratio is 1.5:1 reverting to 2.5:1 thereafter.  Further we reduced the size of the facility to US$525 million and suspended the increase in the accordion feature to US$275 million until the end of covenant relief period.

At March 31, 2017 we were in compliance with the covenants of our Senior Credit Facility.

The senior notes require that we comply with certain covenants including an incurrence based test consolidated interest coverage ratio test, as defined in the senior note agreements, of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As at March 31, 2017, our senior notes consolidated interest coverage ratio was 1.40:1 which limits our ability to incur additional indebtedness, except as permitted under the agreements, until such time as we are in compliance with the ratio test but would not restrict our access to available funds under the senior credit facility or refinance our existing debt. Furthermore, it does not give rise to any cross-covenant violations, give the lenders the right to demand repayment of any outstanding portion of the senior notes prior to the stated maturity dates, or provide any other forms of recourse to the lenders.
Long-term debt obligations at March 31, 2017 will mature as follows:

2020	$495,247
2021	424,472
Thereafter	999,150
$1,918,869

 NOTE 4. SHAREHOLDERS’ CAPITAL
	Number	Amount
Common shares
Balance December 31, 2016 and March 31, 2017	293,238,858	$2,319,293

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2016	$587,278	$(430,822)	$156,456
Other comprehensive income (loss)	(18,554)	15,124	(3,430)
Balance, March 31, 2017	$568,724	$(415,698)	$153,026
NOTE 6. SHARE BASED COMPENSATION PLANS

Liability Classified Plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2016	$15,592	$29,045	$3	$4,602	$49,242
Expensed (recovered) during the period	1,427	1,158	(3)	(444)	2,138
Payments	(10,541)	(12,956)	–	–	(23,497)
Balance, March 31, 2017	$6,478	$17,247	$–	$4,158	$27,883

Current	$4,828	$9,415	$–	$–	$14,243
Long-term	1,650	7,832	–	4,158	13,640
	$6,478	$17,247	$–	$4,158	$27,883

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:
	RSUs Outstanding	PSUs Outstanding
December 31, 2016	3,129,039	6,493,798
Granted	1,020,500	1,926,100
Redeemed	(1,381,122)	(1,253,707)
Forfeitures	(68,555)	(52,507)
March 31, 2017	2,699,862	7,113,684

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2016	253,376	$15.22 – 15.79	$15.47	253,376
Forfeitures	(109,307)	15.79–15.79	15.79
March 31, 2017	144,069	$15.22–15.22	$15.22	144,069

(c)  Non-Management Directors – Deferred Share Unit Plan
A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2016	621,821
Granted	59,336
March 31, 2017	681,157

Equity Settled Plans
(d)  Non-Management Directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31,2016 and March 31, 2017	195,743

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2016	6,188,672	$4.46	–	14.50	$8.70	4,369,155
Granted	377,100	7.30	–	7.30	7.30
Forfeitures	(708,501)	8.59	–	8.59	8.59
March 31, 2017	5,857,271	$4.46	–	14.50	$8.62	4,594,394

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2016	5,337,070	$3.21	–	15.21	$6.69	2,626,326
Granted	1,152,200	5.57	–	5.57	5.57
Forfeitures	(294,367)	8.06	–	10.74	8.15
March 31, 2017	6,194,903	$3.21	–	15.21	$6.41	3,442,558

The per option weighted average fair value of the share options granted during 2017 was $3.11 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1.5%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 54%. Included in net earnings for the three months ended March 31, 2017 is an expense of $1.1 million (2016 - $1.2 million).
NOTE 7. FINANCE CHARGES
	Three months ended March 31,
	2017	2016
Interest:
Long-term debt	$32,717	$35,352
Other	142	175
Income	(1,202)	(598)
Amortization of debt issue costs	1,325	1,308
Finance charges	$32,982	$36,237

NOTE 8. PER SHARE AMOUNTS
The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:
	Three months ended March 31,
	2017	2016
Net loss - basic and diluted	$(22,614)	$(19,883)

	Three months ended March 31,
(Stated in thousands)	2017	2016
Weighted average shares outstanding – basic	293,239	292,919
Effect of stock options and other equity compensation plans	–	–
Weighted average shares outstanding – diluted	293,239	292,919

NOTE 9. SEGMENTED INFORMATION
The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.
Three months ended March 31, 2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$301,057	$46,349	$–	$(1,606)	$345,800
Operating earnings (loss)	7,476	(2,816)	(17,515)	–	(12,855)
Depreciation and amortization	86,189	7,403	3,571	–	97,163
Total assets	3,850,112	225,930	185,494	–	4,261,536
Goodwill	207,125	–	–	–	207,125
Capital expenditures	18,507	1,554	2,031	–	22,092

Three months ended March 31, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$274,837	$28,454	$–	$(1,564)	$301,727
Operating earnings (loss)	31,338	(9,417)	(17,906)	–	4,015
Depreciation and amortization	84,279	7,210	3,760	–	95,249
Total assets	3,936,936	213,458	468,632	–	4,619,026
Goodwill	206,207	–	–	–	206,207
Capital expenditures	24,733	343	2,085	–	27,161

The Corporation’s operations are carried on in the following geographic locations:
Three months ended March 31, 2017	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$178,235	$123,064	$48,078	$(3,577)	$345,800
Total assets	1,750,041	1,830,094	681,401	–	4,261,536
Three months ended March 31, 2016	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$124,755	$135,094	$43,628	$(1,750)	$301,727
Total assets	2,094,586	1,908,938	615,502	–	4,619,026

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2017 was approximately $1,924 million (December 31, 2016 - $1,917 million).
Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION
STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
 Calgary, Alberta
TRANSFER POINT
Computershare Trust Company NA
 Canton, Massachusetts
Q1 2017 TRADING PROFILE
Toronto (TSX: PD)
High: $8.11
Low: $5.82
Close: $6.29
Volume Traded: 100,508,662
New York (NYSE: PDS)
High: US$6.14
Low: US$4.33
Close: US$4.72
Volume Traded: 170,440,900
ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:
• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada
1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com
ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS
William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Steven W. Krablin
Stephen J.J. Letwin
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Senior Vice President, General Counsel and Corporate Secretary

Carey Ford
Senior Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com